[MAYER, BROWN, ROWE & MAW LLP LETTERHEAD]
March 17, 2006
VIA EDGAR
Michael McTierman
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Avanade Inc. Registration Statement on Form 10 Filed January 20, 2006 File No. 0-51748
Dear Mr. McTierman:
     This letter is in response to your letter dated February 15, 2006, addressed to Dennis Knapp, Chief Financial Officer of Avanade Inc. (“Avanade” or the “Company”), setting forth comments of the Division of Corporation Finance (the “Staff”) to the above referenced registration statement for Avanade.
     In addition to making revisions in response to the Staff’s comments, we have also revised the disclosure to include quarterly financial statements of Avanade for the quarter ended December 31, 2005, a Management’s Discussion and Analysis of Financial Condition and Results of Operations for that same quarterly period and other changes we believed are appropriate.
     On behalf of Avanade, we wish to advise you of the following responses by Avanade to the Staff’s comments. To facilitate the Staff’s review, we have keyed our responses below to the Staff’s comments. We have also included with this letter a marked copy of the amendment to the registration statement.
     In addition, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

MAYER, BROWN, ROWE & MAW LLP
Michael McTierman
March 17, 2006

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
General Comments
1.	Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

We note the Staff’s comment and confirm our understanding that Avanade will be subject to the reporting requirements of the Securities Exchange Act of 1934 at the end of the 60-day period. In addition, we confirm that Avanade will continue to address all comments that have not been resolved prior to the end of the 60-day period.
Item 1. Business — page 2
2.	Please revise to indicate the measure whereby you determined that Avanade is a “leading” global technology consulting company.

In response to the Staff’s comment, we have removed the word “leading” from the disclosure.
Solutions — page 3
3.	Please revise the disclosure found at bullet point three to indicate briefly what an “enterprise-level” customer is. Likewise, please briefly explain what an SAP system is.

In response to the Staff’s comment, we have removed the phrase “enterprise-level” from the disclosure and have clarified that a SAP system is a SAP software system. For the Staff’s information, a SAP software system is a widely known and widely used software system developed by SAP AG, a German company.
Competition — page 4
4.	To the extent they exist, please revise to indicate the positive and negative factors pertaining to the competitive position of Avanade. Please refer to Item 101 (c)(x) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure to indicate the positive and negative factors pertaining to the competitive position of Avanade.

MAYER, BROWN, ROWE & MAW LLP
Michael McTierman
March 17, 2006

Item 1.A. — Risk Factors
Our results of operations are materially affected by economic conditions, levels of business activity, and rates of change in the markets we serve — page 5
5.	As currently drafted, this risk factor appears to be sufficiently generic as to apply to virtually any company within your industry. Please revise to describe a risk particular to Avanade, or consider removing it. If you do retain this risk factor, please briefly describe the uncertain conditions you reference in the first sentence.

In response to the Staff’s comment, we have added the following disclosure to the referenced risk factor:

“The relatively small size of our company and our limited cash balance may make it more difficult to withstand a prolonged economic downturn as compared to our larger competitors.”

In response to the Staff’s comment, we have also removed the word “uncertain” from the disclosure.
Our contracts can be terminated by our customers with short notice, or our customers may cancel or delay projects — page 8
6.	As currently drafted, your risk factor heading is a statement of fact, and not of risk. Please revise the heading to include the risk attendant upon the ability of your customers to terminate contracts with short notice. Other risk factors needing similar revision include:
•	We currently have only a limited ability to protect our important intellectual property rights. — page 8

•	Our services may infringe upon the intellectual property rights of others. — page 9

•	We rely on Accenture for a primary source of our liquidity. — page 9

•	We rely on Accenture for a significant portion of our revenue. — page 9

•	Our global delivery network relies on Accenture. — page 10

•	We are committed to using Microsoft-related technologies. — page 10

•	All stock issued pursuant to awards granted under our stock option plans is subject to certain put rights. — page 11

In response to the Staff’s comments, we have revised the caption in each of the referenced risk factors to describe the attendant risk.
Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in technology. — page 8
7.	Please revise to describe, insofar as possible, the “negative affect” upon Avanade’s business in the event you are unable to keep pace with rapid technological change. Likewise, insofar as possible, please revise to describe the “significant adverse effect” on your liquidity in the event of the simultaneous

MAYER, BROWN, ROWE & MAW LLP
Michael McTierman
March 17, 2006

exercise of put rights disclosed under “All stock issued pursuant to awards granted under our stock option plans is subject to certain put rights” on page 11.
In response to the Staff’s comment, we have added the following to the referenced risk factor:
“which may result in a decline in our operating revenues and income.”
In response to the Staff’s comment, we have added the following to the referenced risk factor:
“because our available working capital is not adequate to fund the obligation and cover our operating expenses and other cash requirements.”
Because we are controlled by Accenture, we have limited ability to set our own independent strategies, and our business strategy and direction may be dictated by Accenture’s overall business strategy. — page 9
8.	Please disclose the size of your board.

In response to the Staff’s comments, we have added the following to the referenced risk factor:

“Our bylaws provide that the number of members of the Board of Directors is set by resolution of the Board of Directors. Currently, there are six members of the Board of Directors.”

9.	Please revise to reconcile disclosure here indicating that Accenture is the beneficial owner of approximately 93.1% of the outstanding shares of Avanade with disclosure found under “Microsoft has certain minority rights, and may exercise those rights to protect its own interests” on page 12 indicating that Microsoft is the beneficial owner of approximately 77.9% of the outstanding shares of Avanade.

In response to the Staff’s comments, we have revised the disclosure to disclose for each of Accenture and Microsoft the amount that they each own of the outstanding shares of our Series A Preferred Stock and to disclose the amount that each of them own on a fully diluted basis assuming that all shares of Series A Preferred Stock have been converted into common stock and all outstanding options have been exercised.
Microsoft has certain minority rights, and may exercise those rights to protect its own interests. — page 10
10.	Please disclose Microsoft’s board and observer rights.

In response to the Staff’s comments, we have added the following to the referenced risk factor:

MAYER, BROWN, ROWE & MAW LLP
Michael McTierman
March 17, 2006

“including the right to designate one member of the Board of Directors and to appoint up to two persons to attend meetings as non-voting observers.”
We have also added a cross-reference in Item 7 of the Form 10 for a more detailed discussion of these rights.
Overview — page 12
11.	Please revise paragraph 4 to quantify the portion of your revenues derived from Accenture and Microsoft.

In response to the Staff’s comments, we have added the following to the Overview:

“67% and 70% of our revenues before reimbursements came from Accenture for the year ended September 30, 2005 and the three months ended December 31, 2005, respectively. 7% and 5% of our revenues before reimbursements came from Microsoft for the year ended September 30, 2005 and the three months ended December 31, 2005, respectively.”

12.	Please revise paragraph 6 to briefly define “vertical integration.”

To address the Staff’s comment, we have removed the phrase “vertical integration” from the disclosure.
Results of Operations, page 16
Year Ended September 30, 2005 Compared to Year Ended September 30. 2004, page 16
13.	Your explanation for changes in operating expenses as a percentage of revenue appears to indicate there was improvements in gross margins in 2005 however your discussion for costs of services clearly indicates that gross margins have decreased. Please revise your disclosure to clarify this apparent discrepancy.

In response to the Staff’s comments, we recognize that the disclosure was incorrect and have revised the referenced sentence as follows:

“This decline is due to improvements in selling, general and administrative expenses as a percentage of revenue before reimbursements, which was partially offset by a decline in gross margin as a percentage of revenue before reimbursements.”
Liquidity and Capital Resources — page 20
14.	Please revise to file the line of credit agreement with Accenture as an exhibit to your Form 10, or advise us why you believe it is unnecessary to do so.

MAYER, BROWN, ROWE & MAW LLP
Michael McTierman
March 17, 2006

In response to the Staff’s comment, we have included the line of credit agreement with Accenture as an exhibit to the revised registration statement. Also, we have deleted references in the text of the Form 10 to the line of credit being limited to $25 million. The $25 million restriction was an internal working limitation but is not part of the actual contract.
15.	Please revise to state your cash balance as of the most recent practicable date.

In response to the Staff’s comment, the disclosure has been revised to provide Avanade’s cash balance as of the most recent practicable date.
Obligations and Commitments, page 21
16.	Please advise us what consideration you gave to including your redeemable common stock and put rights in your table of contractual cash obligations required by Item 303(a)(5) of Regulation S-K.

The redeemable common stock and the put rights have not been included in the “Table of Contractual Obligations” because neither the redeemable common stock nor the put rights are known contractual obligations. Both provide the parties with certain rights and if those rights are exercised in the future, then known contractual obligations are created. However, until the rights are exercised, there are no obligations on any party under either the redeemable common stock or the put rights.
Item 4. Security Ownership of Certain Beneficial Owners and Management — page 23
17.	Please revise the fourth column of the table (“% of Stock Beneficially Owned”) to comply with Instruction 1 to Item 403 of Regulation S-K. In particular, it appears that securities that are deemed beneficially owned for Rule 13d-3 purposes have been included in the numerator but not the denominator of the percentage calculation.

As we have discussed with Paul Fischer, the fourth column of the beneficial ownership table in Item 4. Security Ownership of Certain Beneficial Owners and Management does comply with Instruction 1 to Item 403 of Regulation S-K. Because so few shares of Avanade common stock are outstanding (4,461,164 shares as of March 1, 2006), when any one person exercises options or converts shares of Convertible Series A Preferred Stock, it has a dramatic impact on the percentage of common stock beneficially owned. As a result, the percentages when added together substantially exceed 100%. For this reason, we added the columns showing beneficial ownership on a fully diluted basis, which we believed would give a better picture as to Avanade’s ownership in the event that all options that are exercisable within

MAYER, BROWN, ROWE & MAW LLP
Michael McTierman
March 17, 2006

60 days are exercised and all shares of Convertible Series A Preferred Stock are converted.
Item 5. Directors and Executive Officers — page 24
18.	Please identify directors that have been appointed by Accenture or Microsoft. Refer to Item 401 (a) of Regulation S-K.

In response to the Staff’s comment, the disclosure has been revised to identify that Messrs. Wilson, Rueda and Frerichs and Ms. Craig are directors that have been appointed by Accenture, and Mr. Witts is the director appointed by Microsoft.
Financial Protection Policy — page 29
19.	Please briefly describe the definition of “Good Reason.”

In response to the Staff’s comment, the disclosure has been revised to clarify that Good Reason means a reduction in status, position or responsibilities within the Company, or a reassignment to a base work location more than 50 miles from the current place of employment.
Common Stock
20.	To the extent that the transfer restrictions you reference comprise a material aspect of the common stock you are registering, please revise to describe the restrictions here, as opposed to the cross reference you include at the conclusion of this section.

In response to the Staff’s comment, we have revised the disclosure under Common Stock to add a discussion of the applicable transfer restrictions.
Item 13 Financial Statements and Supplementary Data, page F-1
Note 7 — Income Taxes, page F-18
21.	Please explain to us how you evaluated the various factors addressed in paragraphs 20 through 25 of SFAS 109 when determining that a valuation allowance of $88,140 and $81,958 was appropriate as of September 30, 2004 and 2005, respectively. We note from review of this document that you have generated positive earnings in each of the past two years. Additionally, we note your disclosure within MD&A at pages 18 and 20 that in each of the past two years you have utilized net operating loss carryforwards for which no deferred tax benefit was previously recognized. Please also enhance your disclosure in your Critical Accounting Policies and Estimates on page 14 to clarify how you made your determination.

MAYER, BROWN, ROWE & MAW LLP
Michael McTierman
March 17, 2006

Our analysis of the determination as to whether a Deferred Tax Asset (“DTA”) is realizable is made within the context of our business history, predictability of future income, dependency on significant customer relationships for the applicable locale, and repeatability of customer revenue from one year to the next. As a relatively new company, Avanade’s financial results in various countries have been significantly influenced by individual customers in those jurisdictions and engagements which are not repeated as a revenue source from one year to the next. Finally, Avanade has outstanding stock options which when exercised will generate significant tax deductions in their respective countries. In the United States for example, the excess of fair market value over strike price was approximately $49 million in the aggregate as of September 30, 2005. The stock option plan provisions first allowed for the exercise of options on July 1, 2005. With that background, following is a summary of the analysis of the relevant sections of SFAS 109:
(Paragraph 20 and 21b) Earnings History and Future Taxable Income.
These factors were given significant weight. Once a jurisdiction demonstrates a strong earnings history and projects future taxable income, the Company determines that the DTA is realizable, and accordingly, the valuation allowance is reduced.
With respect to the US, as of September 30, 2005, these criteria were not satisfied. As of September 30, 2005 the US portion of the Company’s $81 million deferred tax asset was $61 million. Of this $61 million deferred tax asset, $36 million related to US net operating losses where utilization is limited due to changes in ownership as defined in the Internal Revenue Code. US earnings for the prior three years were $4, $9 and $20 million. After consideration of all relevant factors, including those outlined in the opening paragraph above and the overall size of the net operating losses in comparison to the relatively smaller earnings, the company does not consider the US to have a strong earnings history.
Non-US earnings for the periods September 30, 2003, September 30, 2004 and September 30, 2005 were $(7) , $15 and $24 million, respectively, however income related to jurisdictions with valuation allowances at September 30, 2004 and September 30, 2005 was only $0.6 million and $1.7 million, respectively, (shared between 5 countries) for the profitable years, respectively. The Company did not consider this a strong earnings history.

MAYER, BROWN, ROWE & MAW LLP
Michael McTierman
March 17, 2006

Reliance on future taxable income is subject to a high standard and the current realization of these deferred tax assets would depend on assumptions of future year’s taxable income and growth extending well beyond a relatively short period. The Company believes it should have a strong history of profitability before placing reliance on future year forecasts and that this criterion is not met at September 30, 2005.
(Paragraph 21a) Future reversals of existing taxable temporary differences.
The Company does not have material future reversals of taxable temporary differences. Therefore, this is a negative factor in the Company’s evaluation. In addition, as mentioned above, a significant difference associated with additional tax deductions relating to stock options will be realized in future periods.
(Paragraph 21c) Taxable income in prior carryback year(s) if carryback is permitted under the tax law.
The Company’s tax loss and credit carryforwards were generated in the initial years of operation. No prior year taxable income exists to which existing losses can be carried.
(Paragraph 21d and paragraph 22) Tax Planning Strategies.
The Company has not identified tax planning strategies that would be implemented to accelerate taxable amounts to utilize expiring carryforwards. The Company’s tax loss carryforwards do not begin to expire until 2017.
(Paragraph 23) Cumulative Losses in Recent Years as negative evidence.
The Company began to experience profitability in some jurisdictions during the latter part of the year ended September 30, 2003, albeit at very low levels. The Company concluded that the income during recent periods, when considered together with the factors discussed above, was not at a sufficient level in relation to the level of loss carryforward to warrant consideration as a strong positive factor supporting the realization of the deferred tax assets.
(Paragraph 23a) A history of operating loss or tax credit carryforwards expiring unused.

MAYER, BROWN, ROWE & MAW LLP
Michael McTierman
March 17, 2006

The Company has not had credit or loss carryforwards expire, but the Company did not give this factor much weight since realization during the carryforward period relies heavily on future income and growth forecasts as described above.
(Paragraph 23b, c and d) Losses expected in early future years (by a presently profitable entity) or unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years or a carryback, carryforward period that is so brief that it would limit realization of tax benefits if (1) a significant deductible temporary difference is expected to reverse in a single year.
Significant increased equity compensation expense in early future years could adversely affect taxable profit levels in those future periods. Because the Employee Stock Option Plan first allowed for exercise of stock options on July 1, 2005, the Company expects that a significant deductible permanent tax difference is likely to be triggered in early future years, which is a strong negative factor in considering the utilization of the deferred tax asset in those jurisdictions where it has not yet been recognized.
(Paragraph 24a) Existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures.
The Company does not have existing contracts at a sufficient level to produce taxable income to realize the deferred tax assets.
(Paragraph 24b) An excess of appreciated asset value over the tax basis of the entity’s net assets in an amount sufficient to realize the deferred tax asset.
The Company does not have appreciated assets which are not integral to the business sufficient to realize the deferred tax asset and, as a result, this factor was not a positive factor.
(Paragraph 24c) A strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual, infrequent, or extraordinary item) is an aberration rather than a continuing condition.
As described previously, the Company does not have a strong earnings history. There are no material unusual, infrequent or

MAYER, BROWN, ROWE & MAW LLP
Michael McTierman
March 17, 2006

extraordinary items. This factor was, therefore, not relevant to the Company’s analysis.
(Paragraph 25) An enterprise must use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset.
The Company believes it has evaluated and weighed all relevant factors in a reasonable and prudent manner taking into account all evidence that can be objectively verified. The Company has concluded that negative evidence significantly outweighs positive evidence for realizing the deferred tax asset as of the financial statement date and, therefore, the valuation allowance is appropriate. The Company continues to evaluate these factors each quarter.
The Company has generated some positive consolidated earnings in each of the past two years and in each of the past two years has utilized net operating loss carryforwards for which no deferred tax benefit was previously recognized.
In addition, is response to the Staff’s comment, we have revised the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates” on page 14 to explain our evaluation as follows in italics:
“Deferred tax assets (primarily net operating loss carryforwards) and deferred tax liabilities, are measured using enacted tax rates expected to apply to taxable income in the years in which carryforwards and temporary differences are expected to be recovered or settled. The Company provides a valuation allowance against net deferred tax assets if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of September 30, 2005, a $81,958 valuation allowance exists related to continuing operations based on the Company’s evaluation of the likelihood of future taxable income against which those assets may be realized. The Company’s evaluation that realization is not “more likely than not” is based on the Company’s short earnings history and the significant level of initial years’ cumulative unutilized net operating losses.”

MAYER, BROWN, ROWE & MAW LLP
Michael McTierman
March 17, 2006

Exhibits
22.	Please file a specimen stock certificate and any other instruments defining the rights of security holders. Refer to Item 601(b)(4) of Regulation S-K.

In response to the Staff’s comment, we have filed a specimen stock certificate as an exhibit to the Form 10. There are no other instruments defining the rights of security holders that we have not already disclosed.
     If you have any questions regarding any of the foregoing, or if you require any additional information, please call me at (312) 701-7960 or Michael Serafini at (312) 701-8540.
Sincerely,
/s/ Michael L. Hermsen
Michael L. Hermsen

cc:	Paul Fischer, Securities and Exchange Commission Dennis Knapp, Avanade Inc. Michael Serafini, Mayer, Brown, Rowe & Maw LLP Mark Voigts, Avanade Inc.